

January 20, 2011

Mr. Jacob Inbar
President and Chief Executive Officer
AML Communications, Inc.
1000 Avenida Acaso
Camarillo, California 93012

> **Re: AML Communications, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **Filed June 25, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 0-27250**

Dear Mr. Inbar:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form10-Q for the quarterly period ended September 30, 2010

14. Legal proceedings, page 17

1. Provide us with an update on the vendor dispute disclosed in this note and tell us why you have not recognized a provision for the estimated losses.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director